Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

	2010	2009	2008	2007	2006
EARNINGS FROM CONTINUING OPERATIONS ADD (DEDUCT)	$4,626	$5,746	$4,734	$3,606	$1,717
Taxes on earnings from continuing operations	1,087	1,448	1,122	863	559
Amortization of capitalized interest, net of capitalized interest	—	(4)	6	(25)	(28)
Noncontrolling interest	9	7	7	9	8
EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$5,722	$7,197	$5,869	$4,453	$2,256
FIXED CHARGES Interest on long-term and short-term debt	553	520	528	593	416
Capitalized interest cost	20	23	17	42	43
Rental expense representative of an interest factor	110	94	77	69	66
TOTAL FIXED CHARGES	683	637	622	704	525
TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$6,405	$7,834	$6,491	$5,157	$2,781
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	9.4	12.3	10.4	7.3	5.3

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; noncontrolling interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.